Exhibit 99.2

ALIBABA GROUP HOLDING LIMITED

26/F Tower One, Times Square
1 Matheson Street, Causeway Bay

Hong Kong SAR, China

PROXY STATEMENT

SECTION 1. GENERAL INFORMATION

The board of directors of Alibaba Group Holding Limited (the “Company” or “we”) is soliciting proxies for the annual general meeting of shareholders of the Company (the “General Meeting”) to be held on September 28, 2023 at 7:00 p.m., Hong Kong Time, or 7:00 a.m., New York Time.

You can review and download this proxy statement and other proxy materials at the “Investor Relations – Annual General Meeting” section of the Company’s website at www.alibabagroup.com/en/ir/agm, or request a paper or e-mail copy of the proxy statement and other proxy materials, free of charge, by e-mail to shareholdermeeting@alibaba-inc.com.

Virtual Meetings

The General Meeting will be held virtually by electronic means. Holders of the Company’s ordinary shares, par value US$0.000003125 per share (“Ordinary Shares”), as of the Ordinary Shares Record Date (as defined below) and holders of American depositary shares (“ADSs”), each representing eight Ordinary Shares, as of the ADS Record Date (as defined below) are cordially invited to attend the General Meeting or send their proxy forms or voting instructions in advance.

Ordinary Shares Virtual Meeting

The live webcast of the General Meeting for holders of Ordinary Shares (the “Ordinary Shares Virtual Meeting”) will be accessible at https://meetings.computershare.com/Alibaba2023AGM. This website will be open for login 30 minutes before the commencement of the General Meeting.

Only holders of record of Ordinary Shares as of the Ordinary Shares Record Date are entitled to attend and vote at the General Meeting. Those who hold the Company’s Ordinary Shares indirectly should contact their brokerage firm, bank or other financial institution for further information on how to attend and vote at the General Meeting.

ADS Virtual Meeting

There will be a separate live webcast for holders of ADSs (the “ADS Virtual Meeting” and together with the Ordinary Shares Virtual Meeting, the “Virtual Meetings”), accessible at www.virtualshareholdermeeting.com/alibaba23. This website will be accessible on or shortly after the date of the proxy statement.

Because holders of ADSs issued by Citibank, N.A., as Depositary of the ADSs, and representing our Ordinary Shares are not entitled to attend or vote at the General Meeting under the Company’s Articles of Association (the “Articles”), holders of ADSs will not be able to vote through the ADS Virtual Meeting. A holder of ADSs as of the ADS Record Date will need to instruct Citibank, N.A., the Depositary of the ADSs, as to how to vote the Ordinary Shares represented by the ADSs.

Record Date, Share Ownership and Quorum

Only holders of the Company’s Ordinary Shares of record as of the close of business on August 15, 2023, Hong Kong Time (the “Ordinary Shares Record Date”) are entitled to attend and vote at the General Meeting or send their proxy forms or voting instructions in advance.

Holders of ADSs issued by Citibank, N.A., as Depositary of the ADSs, and representing our Ordinary Shares are not entitled to attend or vote at the General Meeting under the Company’s Articles. Holders of ADSs as of the close of business on August 15, 2023, New York Time (the “ADS Record Date”) will be able to instruct Citibank, N.A., the holder of record of Ordinary Shares (through a nominee) represented by ADSs, as to how to vote the Ordinary Shares represented by such ADSs. Citibank, N.A., as Depositary of the ADSs, will endeavor, to the extent practicable and legally permissible, to vote or cause to be voted at the General Meeting the Ordinary Shares it holds in respect of the ADSs in accordance with the instructions which it has properly received from holders of ADSs.

One or more shareholders holding in aggregate not less than one-third of the voting power of the Ordinary Shares of the Company in issue carrying a right to vote at the General Meeting, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative or proxy and entitled to vote, shall be a quorum for all purposes. As of the close of business on the Ordinary Shares Record Date, 20,347,393,088 Ordinary Shares were issued and outstanding. As of the close of business on the ADS Record Date, 7,061,197,248 Ordinary Shares were represented by ADSs.

Voting and Solicitation

Each Ordinary Share issued and outstanding as of the close of business on the Ordinary Shares Record Date is entitled to one vote at the General Meeting. Each resolution put to the vote at the General Meeting will be decided by poll.

Copies of solicitation materials will be furnished to all holders of Ordinary Shares and ADSs of the Company, including banks, brokerage houses, fiduciaries and custodians holding in their names Ordinary Shares or ADSs of the Company beneficially owned by others, to forward to those beneficial owners.

Voting by Holders of Ordinary Shares

If you hold Ordinary Shares directly, you may send us the proxy form. When proxy forms are properly dated, executed and returned by holders of Ordinary Shares to the mailing or e-mail address set forth in the proxy form before 7:00 p.m., Hong Kong Time, on September 26, 2023 (the deadline for the return of such proxy forms), the Ordinary Shares they represent will be voted by the proxy holder at the General Meeting, or at any adjournment thereof, in accordance with the instructions of the shareholder. If no specific instructions are given in such proxy forms, the proxy holder will vote in the proxy holder’s discretion. The proxy holder will also vote in the discretion of such proxy holder on any other matters that may properly come before the General Meeting, or at any adjournment thereof. Where any holder of Ordinary Shares affirmatively abstains from voting on any particular resolution, the votes attaching to such Ordinary Shares will not be included or counted in the determination of the number of Ordinary Shares present and voting for the purposes of determining whether such resolution has been passed (but they will be counted for the purposes of determining the quorum, as described above).

If you hold Ordinary Shares indirectly through a brokerage firm, bank or other financial institution, you must return a voting instruction form to your brokerage firm, bank or other financial institution. Please separately contact your brokerage firm, bank or other financial institution for information on how to vote.

Voting by Holders of ADSs

As the holder of record for all the Ordinary Shares represented by the ADSs (through nominee), only Citibank, N.A., in its capacity as Depositary of the ADSs, may attend and vote those Ordinary Shares at the General Meeting.

We have requested Citibank, N.A., as Depositary of the ADSs, to distribute to all owners of record of ADSs as of the ADS Record Date, the notice of the General Meeting and an ADS Voting Card. Upon the timely receipt from any holders of record of ADSs of voting instructions in the manner specified, Citibank, N.A. will endeavor, to the extent practicable and legally permissible, to vote or cause to be voted the number of Ordinary Shares represented by the ADSs in accordance with such voting instructions. Under the terms of the deposit agreement for the ADSs (the “Deposit Agreement”), Citibank, N.A. will not vote or attempt to exercise the right to vote other than in accordance with such voting instructions or such deemed instructions as further described in the paragraphs below.

There is no guarantee that a holder of ADSs will receive the materials described above with sufficient time to enable such holder to return voting instructions to Citibank, N.A. in a timely manner, in which case the Ordinary Shares underlying the ADSs may not be voted in accordance with the wishes of the holder of ADSs.

If an ADS Voting Card is missing voting instructions, Citibank, N.A. shall deem the holder of the ADSs in question to have instructed Citibank, N.A. to vote in favor of the items set forth in the ADS Voting Card. If an ADS Voting Card contains conflicting voting instructions as to any issue to be voted on at the General Meeting, Citibank, N.A. shall deem the holder of the ADSs in question to have instructed Citibank, N.A. to abstain from voting on such issue.

If no timely instructions are received by Citibank, N.A. from a holder of ADSs by 10:00 a.m. New York Time, September 20, 2023, Citibank, N.A. will deem such holder of ADSs to have instructed it to give a discretionary proxy to a person designated by the Company to vote the Ordinary Shares represented by such holder’s ADSs, unless the Company has informed Citibank, N.A. that (x) the Company does not wish such proxy to be given, (y) substantial opposition exists, or (z) the rights of holders of Ordinary Shares may be materially adversely affected, in each case in accordance with the terms of the Deposit Agreement.

Revocability of Proxies and ADS Voting Cards

Any proxy given by a holder of Ordinary Shares by means of a proxy form, and any voting instructions given by a holder of ADSs by means of an ADS Voting Card, pursuant to this solicitation may be revoked: (a) for holders of Ordinary Shares or ADSs, by such holder submitting a written notice of revocation or a fresh proxy form or a fresh ADS Voting Card, as the case may be, bearing a later date, which must be received by the deadlines for returning the proxy forms or ADS Voting Cards set forth above, or (b) for holders of Ordinary Shares only, by such holder attending the General Meeting and voting in person.

If you hold Ordinary Shares indirectly, please contact your brokerage firm, bank or other financial institution for information about how to revoke your voting instructions.

SECTION 2. PROPOSALS TO THE GENERAL MEETING

Set forth below are detail of our proposals for this General Meeting.

Proposal 1: Election of Directors

According to Article 88 of the Articles, the board of directors is divided into three groups designated as Group I, Group II and Group III. The current term of office of the Group III directors, consisting of Maggie Wei WU and Kabir MISRA will expire at the General Meeting.

In addition and with reference to the Company’s announcement on June 20, 2023, pursuant to Article 91 of the Articles, Lakeside Partners L.P. (the “Alibaba Partnership”) previously appointed Mr. Eddie Yongming WU as interim director to succeed Mr. Daniel Yong ZHANG, with effect on September 10, 2023 and to serve until this General Meeting. Mr. Zhang was a Group II director.

The Company’s nominating and corporate governance committee has nominated Kabir MISRA for election as a Group III director for a term of office to expire at the third succeeding annual general meeting after his election, or until his successor is elected or appointed or his earlier resignation or removal. Alibaba Partnership has nominated (1) Mr. Eddie Yongming WU as Group II director to serve the remaining term of Group II directors, which will end at the Company’s 2025 general meeting, or until his successor is elected or appointed or his earlier resignation or removal; and (2) Maggie Wei WU for election as a Group III director to serve for a term of office to expire at the third succeeding annual general meeting after her election or until her successor is elected or appointed or her earlier resignation or removal.

Pursuant to Article 91 of the Articles, if a director nominee is not elected by the Company’s shareholders, the party or group entitled to nominate or appoint that director has the right to appoint a different person to serve as an interim director until the Company’s next annual general meeting of shareholders.

The election of each director nominee who has been nominated for election at the General Meeting will be proposed and voted on as a separate resolution, and the resolutions to elect each such director nominee shall be independent of the resolutions to elect any other director nominee. Holders of Ordinary Shares and holders of ADSs may cast their votes in respect of any resolution to elect a director nominee differently from how they vote on any other resolution to elect any other director nominee.

Information relating to the director nominees is set forth below.

Name	Age	Position/Title
Eddie Yongming WU1	48	Director and Chief Executive Officer
Maggie Wei WU1	55	Director
Kabir MISRA[2]	54	Independent Director

(1)	Nominated by the Alibaba Partnership.

(2)	Nominated by our nominating and corporate governance committee. The director nominee is an independent director within the meaning of Section 303A of the NYSE Listed Company Manual and meets the criteria for independence set forth in Rule 10A-3 of the U.S. Exchange Act as well as Rule 3.13 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Eddie Yongming WU has served as our Chief Executive Officer and interim director since September 2023. Eddie is one of our co-founders and a member of the Alibaba Partnership. He also serves as chairman of Taobao and Tmall Group since May 2023. Eddie was technology director of Alibaba at the company’s inception in 1999. He served as chief technology officer of Alipay from December 2004, and became business director of our monetization platform, Alimama, in November 2005 and was promoted to its general manager in December 2007. In September 2008, he became chief technology officer of Taobao, and in October 2011 he took on the role of head of Alibaba Group’s search, advertising and mobile business. Eddie served as director of Alibaba Health Information Technology Limited, a company listed on the Main Board of the Hong Kong Stock Exchange, from April 2015 to October 2021 and chairman of Alibaba Health from April 2015 to March 2020. From September 2014 to September 2019, Eddie was special assistant to Alibaba Group’s board chairman. In August 2015, Mr. Wu founded Vision Plus Capital, a venture capital firm focused on investing in advanced technologies, enterprise services and digital healthcare. He graduated from the College of Information Engineering of Zhejiang University of Technology in June 1996.

Maggie Wei WU has been our director since September 2020 and is a founding member of the Alibaba Partnership. Maggie joined our company in July 2007 as chief financial officer of Alibaba.com. She served as our chief financial officer from May 2013 to March 2022 and our head of strategic investments from June 2019 to March 2022. She was voted best CFO in Finance Asia’s annual poll for Asia’s Best Managed Companies in 2010. In 2018, she was named one of the world’s 100 most powerful women by Forbes. Before joining Alibaba, Maggie was an audit partner at KPMG in Beijing. Maggie is a member of the Association of Chartered Certified Accountants (ACCA). She received a bachelor’s degree in accounting from Capital University of Economics and Business.

Kabir MISRA has been our director since September 2020, redesignated as our independent director since February 2023, and is currently managing partner at RPS Ventures, a venture capital firm in Palo Alto, CA. Prior to October 2018, Kabir was a managing partner at SoftBank Investment Advisors (which manages the SoftBank Vision Fund) and SoftBank Capital. He worked with SoftBank from 2006 to 2022 (as an advisor from 2018-2022) and has assisted Mr. Masayoshi Son with our company, and his duties as one of our directors, since before our IPO. Kabir has also represented SoftBank at various points on the boards of its investee companies, including other e-commerce and payments companies Flipkart, Paytm, Tokopedia, Coupang, BigCommerce. Prior to joining SoftBank, Kabir worked as an investment banker in the U.S. and Hong Kong. He is currently a director of Stratim Cloud Acquisition Corp., a special purpose acquisition company listed on Nasdaq, and an independent director of PayActiv. Kabir has a Bachelor of Arts degree in economics from Harvard University and a master’s degree in business administration from the Stanford Graduate School of Business.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION TO THE BOARD OF DIRECTORS OF EACH OF THE ABOVEMENTIONED NOMINEES.

Proposal 2: Ratification of Appointments of Independent Registered Public Accounting Firms of the Company for the Fiscal Year Ending March 31, 2024

The Company’s audit committee proposes to ratify and approve the appointments of PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers as the Company’s U.S. and Hong Kong independent registered public accounting firms, respectively, for the fiscal year ending March 31, 2024.

In the event the holders of Ordinary Shares fail to ratify the appointment, the audit committee will reconsider the appointment. Even if the appointment is ratified, the audit committee, in its discretion, may direct the appointment of different independent auditors at any time during the year if the audit committee determines that such a change would be in the Company’s and its shareholders’ best interests.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE RATIFICATION OF APPOINTMENTS OF PRICEWATERHOUSECOOPERS ZHONG TIAN LLP AND PRICEWATERHOUSECOOPERS AS THE COMPANY’S U.S. AND HONG KONG INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS, RESPECTIVELY, FOR THE FISCAL YEAR ENDING MARCH 31, 2024.

OTHER MATTERS

We know of no other matters to be submitted to the General Meeting. If any other matters properly come before the General Meeting, it is the intention of the persons named in the form of proxy to vote the Ordinary Shares they represent as the board of directors may recommend.

By order of the Board of Directors

Kevin Jinwei ZHANG
Company Secretary

Hong Kong, China
August 16, 2023